Atlas Copco

05011555

RECEIVED
2005 SEP 28 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, September 26, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco: Redemption procedure completed

Atlas Copco AB
Group Communications

Katarina Dahn

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

Sent by DHL 477 9948 202

dlw 9/30

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Atlas Copco: Redemption procedure completed

Stockholm, Sweden, September 26, 2005: The redemption procedure in Atlas Copco AB is completed.

The resolution of the general meeting on a share split 4:1 and to redeem 209,602,184 shares has previously been registered. The procedure implied that the share capital of the company was reduced by SEK 262,002,730 and that a total of SEK 4,192,043,680 was distributed to the shareholders. The share premium reserve of the company was reduced at the same time by SEK 733,607,644.

In addition, 209,602,184 series C-shares that were issued to and subscribed by Svenska Handelsbanken AB in order to enable a prompt payment to the shareholders, have now been redeemed by SEK 4:75 per share, plus interest, following final court approval. At the same time the share premium reserve of the company has been reduced by SEK 733,607,644. The redemption amount shall be paid to Svenska Handelsbanken AB.

Following the redemption, the share capital of the company amounts to SEK 786,008,190 and the number of issued shares to 628,806,552, of which 419,697,048 series A-shares and 209,109,504 series B-shares.
